UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______    No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

On April 14, 2011, Orckit Communications Ltd. ("Orckit") received the approvals of the Israel Securities Authority and the Tel Aviv Stock Exchange to publish a preliminary prospectus for a public offering in Israel of its Convertible Series B Notes due 2017 (the "Notes") in the aggregate principal amount of up to NIS 80 million (approximately $23.3 million at the current exchange rate).  The terms of the Notes set forth in the preliminary prospectus include an interest rate of 6% per year, no linkage to the consumer price index, and a conversion price of NIS 12.30 per ordinary share (approximately $3.58 at the current exchange rate).  Based on the preliminary prospectus, the Notes are offered at an original issue discount of not more than 6%, to be determined pursuant to a "Dutch auction" tender process in accordance with the Israeli Securities Law, 1968.  Subject to Tel Aviv Stock Exchange limitations, Orckit would have the right, at its sole discretion, to redeem the Notes at any time between July 15, 2012 and October 14, 2012, at the par value thereof plus accrued and unpaid interest on the date of redemption. The foregoing terms are subject to change.   No assurance can be made that the proposed offering will be made or, if made, what the final terms will be.

The contemplated offering, if made, will be made in Israel to residents of Israel only. Neither the Notes nor the shares issuable upon conversion thereof will be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-looking statements

The information herein contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements relating to the execution of the offering and the proceeds therefrom are subject to uncertainties and assumptions about market conditions and sufficient offers received for adequate price. The actual conditions could lead to materially different outcome than that set forth above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                  ORCKIT COMMUNICATIONS LTD.

Date: April 14, 2011                                                                By:/s/ Izhak Tamir
Izhak Tamir
President